EXHIBIT 8

DRAFT April 8, 2005

April        , 2005

SVB Financial Services, Inc.	Fulton Financial Corporation
Route 130 and Main Street	One Penn Square
Windsor, New Jersey 08561	Lancaster, PA 17604

Re:	Merger of SVB Financial Services, Inc. with and into Fulton Financial Corporation

Dear Ladies and Gentlemen:

We have acted as counsel to Fulton Financial Corporation (“Fulton”) in connection with the Agreement and Plan of Merger dated January 11, 2005 (the “Merger Agreement”), between Fulton and SVB Financial Services, Inc. (“SVB Financial”).

The following transactions will occur pursuant to the Merger Agreement:

(i) SVB Financial will be merged with and into Fulton, with Fulton surviving the merger (the “Merger”); and

(ii) Each issued and outstanding share of the common stock of SVB Financial, $2.09 par value per share (“SVB Financial Common Stock”), will be converted into .9519 shares of the common stock of Fulton, par value $2.50 per share (“Fulton Common Stock”) or into the right to receive cash consideration at the election of each SVB Financial shareholder, such that a SVB Financial shareholder will receive common stock of Fulton, cash, or a combination of common stock of Fulton and cash for the converted shares of common stock of SVB Financial.

You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement. For the purpose of rendering this opinion, we have examined and are relying upon the following documents: (i) the Merger Agreement; (ii) Tax Representation Certificates of officers of Fulton and SVB Financial, respectively (the “Officers’ Certificates”), each dated as of the date hereof, relating to factual matters concerning the Merger necessary to render the opinions below (and some of the representations therein are qualified by the parties’ knowledge); and (iii) such other instruments and documents as we have deemed necessary or appropriate. Our opinions herein are subject to the following conditions and assumptions:

(1) All conditions precedent to the obligations of Fulton and SVB Financial as set forth in the Merger Agreement will have been satisfied at the time of the Merger.

(2) All covenants required to be performed by Fulton and SVB Financial on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date.

(3) The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of Fulton Common Stock to the shareholders of SVB Financial, will be accomplished in strict accordance with the terms of the Merger Agreement.

Our opinions are based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code, and judicial and administrative decisions currently in effect.

Based upon and subject to the foregoing, we are of the opinion that:

(1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and SVB Financial and Fulton will each be a “party to a reorganization” with the meaning of Section 368(b)(1) of the Code.

(2) No gain or loss will be recognized by SVB Financial or Fulton by reason of the Merger.

(3) The bases of the assets of SVB Financial in the hands of Fulton will be the same as the bases of such assets in the hands of SVB Financial immediately prior to the Merger.

(4) The holding period of the assets of SVB Financial in the hands of Fulton following the Merger will include the period during which such assets were held by SVB Financial prior the Merger.

(5) No gain or loss will be recognized by the SVB Financial shareholders on the exchange of shares of SVB Financial Common Stock solely for shares of Fulton Common Stock, except for that income, gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of Fulton Common Stock. The receipt of cash by SVB Financial shareholders will have the effect of treating the shareholders as having received solely shares of Fulton Common Stock in the reorganization exchange and then having received a cash payment from Fulton in a hypothetical redemption of that number of shares of Fulton Common Stock equal in value to such cash payment. Except for any shareholder as to which the exchange has the effect of a dividend within the meaning of Section 356(a)(2) of the Code, a SVB Financial shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares, provided the shares of SVB Financial Common Stock are held as a capital asset on the effective date of the Merger.

(6) The basis of the shares of Fulton Common Stock received by SVB Financial shareholders will be the same as the basis of the shares of SVB Financial Common Stock exchanged therefor (decreased by any amount allocable to fractional share interests for which cash is received).

(7) The holding period of the shares of Fulton Common Stock received by the shareholders of SVB Financial will include the period during which SVB Financial shareholders held the shares of SVB Financial Common Stock surrendered, provided the shares of SVB Financial Common Stock are held as a capital asset on the date of the Merger.

(8) A shareholder of SVB Financial Common Stock who elects and receives Cash Consideration and Fulton Common Stock in exchange for SVB Financial Common Stock pursuant to the Merger will recognize gain, but not loss, realized with respect to any SVB Financial Common Stock share but not in excess of the amount of cash received or deemed received for that SVB Financial Common Stock share. The gain realized calculation must be made separately for each share of SVB Financial Common Stock exchanged and a loss realized on one share of SVB Financial Common Stock may not be used to offset a gain realized on another share of SVB Financial Common Stock. Except for any shareholder as to which the exchange has the effect of a dividend within the meaning of Section 356(a)(2) of the Code, a SVB Financial shareholder who receives cash will therefore recognize capital gain, provided the shares of SVB Financial Common Stock are held as a capital asset on the effective date of the Merger.

(9) A shareholder of SVB Financial Common Stock who elects and receives Cash Consideration only in exchange for SVB Financial Common Stock pursuant to the Merger will generally recognize gain or loss based on the difference between the Cash Consideration received and the shareholder’s adjusted basis in the SVB Financial Common Stock exchanged.

We hereby consent to the use of this opinion in the Registration Statement on Form S-4 of Fulton, and we further consent to the reference to our name in the proxy statement/prospectus included as part of the registration statement under the captions “Material Federal Income Tax Consequences” and “Legal Matters.”

Very truly yours,